

U.S. S [obscured] MMISSION

07006263

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

Infor[obscured] Dealers
Pursuant to Section 17 of the Securities Exchange Act of 1934
and Rule 17a-5 Thereunder

SEC FILE NO.
8-47808

REPORT FOR THE PERIOD BEGINNING 1/01/06 (MM/DD/YY) AND ENDING 12/31/06 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Russell Institutional Services, Inc.

Official Use Only

FIRM ID. NO.



ADDRESS OF PRINCIPAL PLACE OF BUSINESS:
(Do not use P.O. Box No.)

909 A Street
(No. and Street)

| Tacoma | WA | 98402 |
|---|---|---|
| (City) | (State) | (Zip Code) |

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Brenda Ballinger (253) 439-5399
(Area Code – Telephone No.)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*
*(Name – if individual, state last, first, middle name)*

PricewaterhouseCoopers LLP

| 1420 Fifth Avenue, Suite 1900 | Seattle | WA | 98101 |
|---|---|---|---|
| (ADDRESS) Number and Street | City | State | Zip Code |

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.



FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

# OATH OR AFFIRMATION

I, Brenda Ballinger, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statements and supporting schedules pertaining to the firm of Russell Institutional Services, Inc. as of December 31, 2006, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer.

Name
Title: Treasurer

CRYSTAL A. COOPER
NOTARY PUBLIC
STATE OF WASHINGTON
COMMISSION EXPIRES 10-05-09

Crystal A. Cooper 02/28/2007
Notary Public
Expires 10/05/2009
Pierce County Washington

This report ** contains (check all applicable boxes):

| | | |
|---|---|---|
| X | (a) | Facing Page |
| X | (b) | Statement of Financial Condition |
| | (c) | Statement of Operations |
| | (d) | Statement of Cash Flows |
| | (e) | Statement of Changes in Stockholder's Equity |
| | (f) | Statement of Changes in Liabilities Subordinated to Claims of Creditors |
| | (g) | Computation of Net Capital |
| | (h) | Computation for Determination of Reserve Requirement Pursuant to Rule 15c3-3 |
| | (i) | Information Relating to the Possession or Control Requirements Under Rule 15c3-3 |
| | (j) | A Reconciliation, including appropriate explanation, of the computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A Rule 15c3-3 |
| | | Schedule of Segregation Requirements and Funds in Segregation Pursuant to Commodity Exchange Act |
| | (k) | A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation |
| X | (l) | An Oath or Affirmation |
| | (m) | A Copy of the SIPC Supplemental Report |
| | (n) | A Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit |
| | (o) | Independent Auditors' Report on Internal Control Structure Required by SEC Rule 17a-5 |

** For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3)

# Russell Institutional Services, Inc.

**Statement of Financial Condition**
**December 31, 2006**

# Russell Institutional Services, Inc.
## Index
## December 31, 2006

Page(s)



**PricewaterhouseCoopers LLP**
1420 Fifth Avenue
Suite 1900
Seattle WA 98101
Telephone (206) 398 3000
Facsimile (206) 398 3100

**Report of Independent Auditors**

To the Board of Directors and Stockholder of
Russell Institutional Services, Inc.

In our opinion, the accompanying statement of financial condition presents fairly, in all material respects, the financial position of Russell Institutional Services, Inc. (the "Company") at December 31, 2006, in conformity with accounting principles generally accepted in the United States of America. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit. We conducted our audit of this statement in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition, assessing the accounting principles used and significant estimates made by management, and evaluating the overall statement of financial condition presentation. We believe that our audit provides a reasonable basis for our opinion.

PricewaterhouseCoopers LLP

February 23, 2007

# Russell Institutional Services, Inc.
## Statement of Financial Condition
## December 31, 2006

| | |
|---|---|
| **Assets** | |
| Cash | $ 18,248,619 |
| Accounts receivable | 2,334,485 |
| Prepaid expenses and other | 555,297 |
| Due from affiliates | 1,448,309 |
| Fixed assets, net | 675,994 |
| Deferred income taxes | 959,900 |
| Total assets | $ 24,222,604 |
| **Liabilities and Stockholder's Equity** | |
| Liabilities | |
| Accrued expenses | $ 356,462 |
| Compensation payable | 4,081,549 |
| Due to affiliates | 6,983,149 |
| Incentive share plan | 2,430,547 |
| Other long-term liabilities | 1,299,977 |
| Total liabilities | 15,151,684 |
| Stockholder's equity | |
| Common stock, par value $0.10 per share; 100 shares authorized; 50 shares issued and outstanding | 5 |
| Additional paid-in capital | 1,249,995 |
| Retained earnings | 7,820,920 |
| Total stockholder's equity | 9,070,920 |
| Total liabilities and stockholder's equity | $ 24,222,604 |

The accompanying notes are an integral part of this financial statement.

## 1. Nature of Business and Summary of Significant Accounting Policies

### Nature of Business

Russell Institutional Services, Inc. (formerly Frank Russell Capital, Inc.) (the "Company"), is a wholly owned subsidiary of Frank Russell Company ("Russell"), both of which are part of the Russell Investment Group. The Northwestern Mutual Life Insurance Company owns substantially all of the outstanding shares of Russell.

Effective July 1, 2006, the name of Frank Russell Capital, Inc. has changed to Russell Institutional Services, Inc. The name change is the result of a global corporate branding effort.

The Company, a broker-dealer registered pursuant to the Securities Exchange Act of 1934, is a member of the National Association of Securities Dealers ("NASD") and is an investment advisor registered pursuant to the Investment Advisors Act of 1940. The Company provides sales and client support services for Russell's institutional investor products and services. These products include alternative investment funds, registered mutual funds, commingled employee benefit funds, and implementation services. Fees received by the Company in connection with these services are recorded as revenue.

The Company provides investment advisory and administrative services and other functions for alternative investment funds, including limited partnerships. The Company may also accept broker-dealer or investment adviser referrals, both affiliated and unaffiliated, for financial products or services provided by members of Russell.

The Company provides custom investment outsource solutions to clients in which the design, construction and the ongoing support of customized portfolios is outsourced to the Company.

### Cash Equivalents

The Company considers all money market funds and instruments with maturities of three months or less at the purchase date as cash equivalents. Cash held at the financial institution is in excess of the FDIC limits.

### Fixed Assets

Fixed assets are reported at cost less accumulated depreciation and amortization. Depreciation is calculated using the straight-line method based on estimated lives ranging from 3 to 16 years. Furniture and equipment are depreciated over useful lives ranging from 3 to 7 years. Capitalized software includes purchased and internally developed software. Purchased software is amortized over three years using the straight-line method. Internally developed software represents internal and external costs incurred to develop internal use software during the application development stage. Once the internal use software is ready for its intended use, the accumulated development costs are amortized over three years using the straight-line method. Leasehold improvements are amortized over the shorter of their useful lives or the remaining life of the lease. Depreciation of those assets recorded under capital lease agreements is included in depreciation expense. When fixed assets are sold or otherwise disposed of, the cost and related accumulated depreciation are removed from the respective accounts and the resulting gains or losses are included in income from operations. Repair and maintenance costs are expensed as incurred.

### Revenue Recognition

Sales and client support services revenue is recognized as earned in accordance with the terms of the agreements.

Administrative and investment management fee revenue is recognized as earned based on the contract terms. The Company has agreements with several parties to rebate a portion of the investment management fee.

Custom investment outsource revenue is recognized as earned based on the contract terms.

**Income Taxes**
The Company accounts for income taxes based upon an asset and liability approach, which requires the recognition of deferred tax assets and liabilities for the expected future consequences of temporary differences between the carrying amounts and the tax bases of assets and liabilities.

The Company files its tax return with Russell as part of a consolidated group. Taxes payable are recorded through and included in due to affiliates. The provision for income taxes is based on an allocation of the consolidated tax liability to the respective companies included in the consolidated group as if each company were filing on a separate return basis.

**Use of Estimates**
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

**New Accounting Pronouncements**
FASB Interpretation (FIN) No. 48, *Accounting for Uncertainty in Income Taxes–an interpretation of SFAS 109*, was issued in June 2006. FIN 48 requires that an entity disclose an assessment in its financial statements of the probable outcomes of tax positions deemed under the FIN to be "uncertain" as if such positions were subject to examination and to disclose the estimated effect of any changes in valuation of tax assets and liabilities anticipated as a result of such examination. The interpretation is effective for fiscal years beginning after December 15, 2006. The Company is currently assessing the potential effect of FIN 48 on its financial statements.

**2. Fixed Assets**

Fixed assets consist of the following balances at December 31, 2006:

| | |
|---|---|
| Furniture and equipment | $ 974,858 |
| Software | 1,154,660 |
| Leasehold improvements | 467,739 |
| | 2,597,257 |
| Accumulated depreciation and amortization | (1,921,263) |
| | $ 675,994 |

## 3. Income Taxes

The Company has a net deferred tax asset of $959,900 at December 31, 2006. The tax effects of temporary differences that gave rise to the net deferred tax asset are presented below:

| | |
|---|---|
| Deferred income tax assets | |
| Accrued incentive share plan | $ 850,691 |
| State deferred tax net of federal tax benefit | 69,846 |
| Accrued compensation | 73,500 |
| Other | 1,155 |
| Total deferred income tax assets | $ 995,192 |
| Deferred income tax liabilities | |
| Depreciation of fixed assets | $ 35,292 |
| Net deferred tax asset | $ 959,900 |

## 4. Benefit Plans

**Retirement Plan**
The Company participates in the Russell defined contribution retirement plan (the "Plan") covering eligible employees. The Plan allows for contributions to be made out of the Company's net operating profits at the discretion of the Russell Board of Directors. Employees may also contribute a percentage of their compensation as defined by the Plan's documents.

**Discretionary Bonuses**
The Company pays discretionary bonuses to its employees based on a percentage of Russell's consolidated operating income, as defined.

**Incentive Share Plan**
The Company participates in the Russell Incentive Share Plan (the "ISP"). The ISP is a cash-based, long-term incentive program for employees of the Company. ISP units will be awarded to selected Russell associates each calendar year for the life of the plan. From 2004 through 2006, ISP units were awarded annually to selected Russell associates. The plan does not have a definitive end date; however, the Russell Board has not made any grants in 2007 and does not anticipate further grants.

The value of ISP units awarded in any given year is determined by the increase in Russell's consolidated annual earnings before interest, taxes, depreciation and amortization, as defined by the ISP, over the four years beginning with the year the award is made. The units vest at the rate of 25% per calendar year over the four-year period. The vested appreciation of the ISP units will be paid in cash in the year following the end of the four-year vesting period, or upon the participant's termination of employment from Russell, whichever occurs earlier.

## 5. Related Party Transactions

Under a joint purchasing agreement, Russell processes payments for the direct expenses of the Company. Under a joint paymaster agreement, Russell processes payroll transactions for the Company. Additionally, Russell allocates certain negotiated charges to the Company such as office space, equipment and insurance charges. The Company reimburses Russell monthly for these expenses. Amounts due and payable to Russell for these charges were approximately $6,445,000 at December 31, 2006.

Under an expense sharing agreement, certain charges, such as corporate overhead, incurred by Russell on the Company's behalf are not allocated to the Company.

Russell and its subsidiaries follow a transfer pricing methodology governed by the amended and restated Master Intercompany Agreement ("Agreement"). The methodology, a Residual Profit Split, is intended to conform to the relevant U.S. and local country tax laws and the Organization of Economic Cooperation and Development guidelines. As a participating member to the Agreement, the Company receives an intercompany recovery/(charge) based on the amount calculated under the Residual Profit Split. Russell acts as the monthly settlement agent for any payments or disbursements among the participating members associated with the effects of the Residual Profit Split. At December 31, 2006 the amounts due and payable under the agreement were $524,000.

The Company has entered into selling agreements with certain related parties to provide sales and client support services on their behalf. Fees received by the Company in connection with these services are recorded as sales and client support revenue.

## 6. Net Capital and Reserve Requirements

The Company is subject to the Securities and Exchange Commission's uniform net capital rule ("Rule 15c3-1"), which requires the maintenance of minimum net capital equal to the greater of $5,000 or 6-2/3% of aggregate indebtedness. Rule 15c3-1 also requires that the ratio of aggregate indebtedness to net capital shall not exceed 15 to 1. At December 31, 2006, the Company had net capital of $2,691,671, which was $1,679,206 in excess of its minimum net capital requirement of $1,012,465, and the ratio of aggregate indebtedness to net capital was 5.6 to 1.

The Company operates under the provisions of Section (k)(2)(i) of Rule 15c3-3 of the Securities Exchange Act of 1934 and, accordingly, is exempt from the provisions of that Rule.

## 7. Concentration of Risk

Substantially all revenue earned by the Company is from affiliated entities.

## 8. Guarantees

In the normal course of business, the Company enters into contracts that contain a variety of representations which provide general indemnifications. The Company's maximum exposure under these arrangements is unknown as this would involve future claims that may be made against the Company that have not yet occurred. However the Company expects the risk of loss to be remote.

## 9. Long-Term Equity Based Incentive Plan

Subsequent to December 31, 2006, the Company implemented a new Long-Term Equity-Based Incentive Plan (the "Plan"). The Plan is intended to provide long-term equity-based incentives to key associates of Russell by providing associates with opportunities to acquire shares of non-voting common stock through restricted stock units or options or to participate in the long-term value of Russell stock through stock appreciation rights.


END